SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 9, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is an unofficial English translation of an immediate report issued by Ultrashape Medical Ltd. (Tel Aviv: ULSP.TA-News) ("Ultrashape") in Israel with respect to the definitive agreement signed between Ultrashape and Syneron Medical Ltd. relating to the sale by Ultrashape of its wholly owned subsidiary, Ultrashape Ltd., to Syneron.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: February 9, 2012

- Unofficial Translation -

ULTRA SHAPE MEDICAL LTD.

February 8, 2012

To:                                                                  To:

Israel Securities Authority                         The Tel Aviv Stock Exchange
www.isa.gov.il                                              www.tase.co.il

Re: Immediate Report

The Company is honored to announce that this afternoon, after receiving the approval of the Company's Board of Directors, the Company executed a binding Share Purchase Agreement (the "Purchase Agreement"), pursuant to which, upon Closing (as defined below), the Company shall sell to Syneron Medical Ltd., an Israeli company traded on the NASDAQ ("Syneron"), all of the Company's shareholdings in its subsidiary, Ultrashape Ltd. (the "Target Company"), which shareholdings comprise 100% of the Target Company's issued and outstanding share capital, free and clear of any third party rights, together with all of the rights, obligations and commitments relating to such shares, in consideration for the sum of US$12,000,000 in cash (the "Consideration" and the "Transaction", respectively).

The Closing of the transaction is expected to take place in the upcoming days (the "Closing" or "Closing Date").

At the Closing, Syneron shall pay the Consideration to the Company, but shall withhold 30% of the Consideration, which amount shall be transferred to the Company only after the Company obtains a certificate issued by the tax authorities stating that the Consideration is not subject to withholding tax or another sufficient authorization.  In the event that such an authorization is not obtained by the Company, the Consideration shall be transferred from Syneron to the tax authorities on the date on which it is required to do so by law.

The Company undertook to ensure that the Target Company continues to operate in the ordinary course of business through the Closing.

In the framework of the Purchase Agreement, the Company provided Syneron with customary representations, including representations regarding the Company's ownership of the Target Company's shares and the public reports filed by the Company in relation to the Target Company, as well as representations regarding the Target Company's equity structure and condition (including financial statements, material agreements, litigation matters, etc.).

The Company undertook to indemnify Syneron and/or any of Syneron's officers and directors for any damage caused to them, in the event that the Company's representations are not correct or accurate and/or due to a breach of the Company's and/or the Target Company's covenants in the Purchase Agreement. Other than customary exceptions, the indemnification is limited for a period of one year and up to the amount of US$1,000,000.

In the framework of the Purchase Agreement, the Company undertook, inter alia, to maintain in confidence all non-public information regarding Syneron and the Target Company, with the exception of required publications under Israeli securities laws or the rules of the Tel Aviv Stock Exchange Ltd.; to refrain, for a period of 6 months from the Closing Date, from initiating any bankruptcy proceedings, as defined in the Purchase Agreement; and to change the Company's name within 60 days of the Closing Date to a name which is not similar to "UltraShape" or to the Target Company's operations.

The Purchase Agreement may be terminated prior to Closing by the mutual agreement of the parties, by Syneron or the Company in the event of a material breach of the Purchase Agreement by the other party that is not remedied within 20 days from the date notice of such breach is delivered, in the event of the issuance of a final and non-appealable order prohibiting the consummation of the transactions, or in the event that the Closing is not consummated by March 22, 2012 (or a later date mutually agreed to by the parties).

The Closing is expected to yield to the Company a capital gain in the amount of approximately US$11,000,000, prior to taxes and transaction-related expenses, which will be recognized in the Company's financial statements for the first quarter of 2012.

The amount of estimated profits from the transaction and the date they will be recognized in the Company's financial statements are forward looking statements, as defined in the Israeli Securities Law - 1968 and are based on the estimations of the Company's management at the time of the publication of this immediate report, however, there is no certainty that such estimations will be realized in whole or in part due, inter alia, to circumstances that are not under the Company's control.

At Syneron's request, subject to Closing, the Target Company is expected to pay to its employees bonuses in the aggregate amount of approximately US$150,000, as follows: to the CEO of the Target Company, who also serves as the CEO of the Company, a bonus equaling 2 months' salary; to 10 of the Target Company's key employees, as identified by Syneron, a bonus in the amount of 1 months' salary per employee.

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As of the date of this immediate report, employees, former employees, officers and directors, former officers and directors and consultants of the Target Company hold 807,573,000 options, which are exercisable into up to 828,436,220 ordinary shares of the Company, no par value, registered under the names of the shareholders, in accordance with the Company's Option Plan (the "Option Plan"). Pursuant to personal employment agreements, 200,500,000 options out of the aforementioned options, which are exercisable into up to 212,400,900 ordinary shares of the Company, no par value, registered under the names of the shareholders, will vest immediately upon the Closing (including those options that will not otherwise be vested as of the Closing) and will be exercisable into shares for a period of up to 10 years from the Closing. Out of these options, 51,000,000 options which are exercisable into up to 53,512,800 ordinary shares of the Company, no par value, registered under the names of the shareholders, were granted to the CEO of the Company, Mr. Avraham Huppert, and 87,000,000 options which are exercisable into up to 93,072,600 ordinary shares of the Company, no par value, registered under the names of the shareholders, were granted to Mr. Assaf Eyal, a director of the Company (and its former CEO).

With respect to the remainder of the options (607,073,000 options, which are exercisable into up to 616,035,320 ordinary shares of the Company, no par value, registered under the names of the shareholders, 50,000,000 of which were granted to the Chairman of the Board of Directors of the Company, Mr. Alon Maor, and are exercisable into up to 50,000,000 ordinary shares of the Company, no par value, registered under the names of the shareholders, and 173,494,000 of which were granted to the CEO of the Company, Mr. Avraham Huppert, and are exercisable into up to 173,494,000 ordinary shares of the Company, no par value, registered under the names of the shareholders), the Company's  Audit Committee and Board of Directors resolved, in accordance with the authorities vested in them under the Option Plan, that all of such options will vest immediately upon Closing (including those that will not otherwise be vested as of the Closing Date) and will be exercisable for a period of up to 6 months from the Closing (the "Exercise Period"). Any such option that is not exercised prior to the end of the Exercise Period will be cancelled immediately at such time and will not entitle the holder thereof to any rights of any nature.

Prior to the execution of the Purchase Agreement, the Company and Syneron executed a letter of intent, in the framework of which Syneron opposed any publication regarding the execution of the letter of intent and the fact that the parties were conducting negotiations.  After the directors of the Company determined that the filing of an immediate report regarding the negotiations with Syneron and/or the execution of the letter of intent as aforesaid may prevent the completion of the negotiations or considerably worsen the terms of the transaction, the Company's directors resolved to delay the filing of the immediate report, to the extent that the filing of such a report was required by law, until the grounds requiring such delay would no longer be applicable, in accordance with Section 36 of the Israeli Securities Regulations (Periodic and Immediate Reports) 1970.  Upon execution of the Purchase Agreement, such grounds became no longer applicable.

3

The Target Company is the only asset owned by the Company, and, following Closing, the Company will no longer have any operations, and the Company will become a shell company. Additionally, following Closing, the Company expects to stop consolidating its financial statements with those of the Target Company.

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